Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-128881) of Williams Partners L.P. of our report dated February 23, 2009, except as it pertains to the retrospective adjustment of earnings per unit discussed in Note 3, as to which the date is October 28, 2009, with respect to the consolidated financial statements of Williams Partners L.P., and our report dated February 23, 2009, except as it pertains to the matter discussed in the second paragraph of Basis of Presentation set forth in Note 3, as to which the date is October 28, 2009, as it relates to the consolidated balance sheet of Williams Partners GP LLC, included in the Current Report (Form 8-K) of Williams Partners L.P. dated October 28, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Tulsa, Oklahoma
October 28, 2009